United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2016

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page	60

2

VALE’S PERFORMANCE IN 1Q16

www.vale.com rio@vale.com Tel.: (55 21) 3485-3900 InvestorRelations Rogério T. Nogueira André Figueiredo Carla Albano Miller Fernando Mascarenhas Andrea Gutman Bruno Siqueira Claudia Rodrigues Mariano Szachtman Renata Capanema Department BM&F BOVESPA: VALE3, VALE5 NYSE: VALE, VALE.P HKEx: 6210, 6230 EURONEXT PARIS: VALE3, VALE5 LATIBEX: XVALO, XVALP Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Salobo Metais S.A, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited), Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd.

www.vale.com
rio@vale.com
Tel.: (55 21) 3485-3900

# Investor Relations Department

Rogério T. Nogueira
André Figueiredo
Carla Albano Miller
Fernando Mascarenhas
Andrea Gutman
Bruno Siqueira
Claudia Rodrigues
Mariano Szachtman
Renata Capanema

BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
HKEx: 6210, 6230
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company's independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Salobo Metais S.A, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited), Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd.

Vale’sperformancein1Q16 Rio de Janeiro, April 28, 2016 – Vale S.A. (Vale) delivered a sound operational performance in 1Q16, reaching several production records for a first quarter, namely: (i) total iron ore production1 of 77.5 Mt; (ii) Carajás iron ore production of 32.4 Mt; (iii) Tubarão pellet production of 7.2 Mt; (iv) nickel production of 73,500 t; and (v) copper production of 109,900 t. Net revenues totaled US$ 5.719 billion in 1Q16, decreasing US$ 180 million vs. 4Q15 as a result of seasonally lower sales volumes of iron ore fines (US$ 612 million), base metals (US$ 107 million), and fertilizers (US$ 48 million), which were partly offset by higher sales prices for iron ore fines (US$ 584 million). Costs and expenses, net of depreciation charges, totaled US$ 3.715 billion in 1Q16, decreasing by US$ 880 million vs. 4Q15. Costs decreased US$ 805 million (19%), mainly driven by lower sales volumes, and expenses decreased US$ 75 million (21%) as a result of lower SG&A, R&D and pre-operating and stoppage expenses. SG&A2 totaled US$ 96 million in 1Q16, decreasing US$ 33 million (26%) from the US$ 129 million recorded in 4Q15, with reductions in personnel, services, selling expenses and others. R&D² totaled US$ 60 million in 1Q16, decreasing US$ 59 million (50%) from the US$ 119 million recorded both in 4Q15 and in 1Q15, with reductions across all business segments. Pre-operating and stoppage expenses² totaled US$ 102 million in 1Q16, decreasing US$ 136 million (57%) from the US$ 238 million recorded in 4Q15, mainly due to the absence of pre-operating expenses for VNC and the Nacala Logistics Corridor in 1Q16. Adjusted EBITDA was US$ 2.005 billion in 1Q16, 44% higher than in 4Q15 mainly as a result of the improvement in the EBITDA for Ferrous Minerals (US$ 329 million) and Base Metals (US$ 218 million). Adjusted EBITDA margin was 35.1% in 1Q16, increasing from the 23.6% recorded in 4Q15. Capital expenditures totaled US$ 1.449 billion in 1Q16, decreasing by US$ 744 million vs. 4Q15. Investments in project execution totaled US$ 920 million in 1Q16, with expenditures associated with the S11D project accounting for 69% of this total. Sustaining capex totaled US$ 529 million in 1Q16, decreasing US$ 298 million from the US$ 827 million recorded in 4Q15. Net income totaled US$ 1.776 billion in 1Q16 vs. a net loss of US$ 8.569 billion in 4Q15. The US$ 10.345 billion increase in net income was mostly driven by the higher EBITDA, the impairment charges recorded in 4Q15 and the positive effect on financial results of the 8.7% 1 Excluding Samarco’s attributable production and including iron ore acquired from third parties. 2 Net of depreciation charges. 4 end-to-end appreciation of the BRL against the USD in 1Q16. Underlying earnings were positive US$ 514 million in 1Q16, against negative US$ 1.032 billion in 4Q15. Free cash flow (FCF) was negative US$ 1.919 billion in 1Q16, despite the US$ 2.005 billion adjusted EBITDA in the quarter, being negatively impacted mainly by the settlement of derivatives in the quarter (US$ 510 million) and by the increase in working capital in 1Q16 vs. 4Q15 stemming mostly from higher accounts receivable (US$ 1.016 billion)3 and lower supplier and contractor liabilities (US$ 383 million)4. Accounts receivable increased, mainly driven by the concentration of iron ore sales volumes (sales not yet collected) at higher provisional prices at the end of the quarter. Working capital changes should have a positive impact on cash flows in 2Q16 as sales collections increase throughout the quarter. Gross debt totaled US$ 31.470 billion as of March 31st 2016, increasing US$ 2.617 billion vs. the US$ 28.853 billion as of December 31st 2015, mainly as a result of the: (i) net addition to loans and financing of US$ 2.042 billion and (ii) impact of the exchange rate on the translation of BRL denominated debt into USD5. Net debt totaled US$ 27.661 billion on March 31st, 2016 vs. US$ 25.234 billion as of December 31st, 2015, with a cash balance of US$ 3.809 billion. The increase in net debt was mainly driven by the: (i) impact of the exchange rate on the translation of BRL denominated debt into USD and (ii) negative free cash flow in 1Q16. EBITDA from the Ferrous Minerals business segment increased 23% in 1Q16 driven by higher realized prices and lower landed cash cost in China, despite the effects of seasonally lower sales volumes • Adjusted EBITDA for Ferrous Minerals was US$ 1.738 billion in 1Q16, US$ 329 million higher than the US$ 1.409 billion achieved in 4Q15, mainly as a result of higher realized sales prices (US$ 565 million) and lower costs6 (US$ 244 million), which were partially offset by seasonally lower sales volumes (US$ 209 million) and the positive one-off effect of the Asset Retirement Obligation (ARO) recorded in 4Q15 (US$ 322 million). Cash flow generation, simply measured by adjusted EBITDA less sustaining and growth capex, was US$ 829 million in 1Q16, increasing by US$ 1.299 billion from the negative US$ 470 million recorded in 1Q15, despite the 23% drop in the Platts IODEX 62% reference price. • 3 This figure represents the accounts receivable variation in 1Q16 vs. 4Q15. 4 This figure represents the supplier and contractor liabilities variation in 1Q16 vs. 4Q15. 5 In 1Q16, from end-to-end, the BRL appreciated 8.7% against the USD. 6 Net effect on costs, after adjusting for volume and exchange rate impacts. 5

• CFR dmt reference price for iron ore fines (ex-ROM) increased by US$ 9.6/t from US$ 45.1/t in 4Q15 to US$ 54.7/t in 1Q16, equivalent to a price realization 13% higher than the average Platts IODEX 62% of US$ 48.3/t in 1Q16, whereas the CFR/FOB wmt price for iron ore fines (ex-ROM)7 increased by US$ 9.3/t from US$ 37.2/t in 4Q15 to US$ 46.5/t in 1Q16. • Average Fe content on iron ore fines decreased slightly from 63.7% in 4Q15 to 63.5% in 1Q16, driven mostly by mine plan adjustments in the Southern and Southeastern systems in response to market demand and better pricing for higher silica ores. • C1 cash cost FOB port per metric ton for iron ore fines, ex-royalties, totaled US$ 12.3/t in 1Q16, remaining practically in line with the US$ 12.2/t8 recorded in 4Q15, despite the reduced fixed costs dilution on seasonally lower production volumes. • C1 Cash cost FOB port per metric ton of iron ore fines in Brazilian Reais was R$ 47.5/t in 1Q16, practically in line with the R$ 47.0/t9 recorded in 4Q15, mainly due to increases in operational productivity and the ongoing cost-cutting initiatives, despite less fixed-costs dilution on seasonally lower production volumes and higher inflationary pressures in Brazil. Unit maritime freight cost of iron ore fines per metric ton was US$ 11.3/t in 1Q16, US$ 2.8/t lower than the US$ 14.1/t recorded in 4Q1510. • • Iron ore and pellets EBITDA break-even, measured by unit cash costs and expenses on a landed-in-China basis (and adjusted for quality, pellets margins differential and moisture, excluding ROM), decreased from US$ 31.0/dmt in 4Q15 to US$ 28.0/dmt in 1Q16, mainly driven by the US$ 2.80/t reduction on maritime freight costs. Sustaining capex for iron ore fines and pellets totaled US$ 208 million in 1Q16, US$ 18 million higher than in 4Q15 mainly driven by the impact of carryover of payments of mining equipment acquired in 2015. • • Physical progress reached 85% at the S11D mine and plant, 64% at the S11D logistic sites, and 85% at the S11D railway spur. 7 After adjusting for moisture and the effect of the lower FOB sales prices on 35% of the total sales volumes. 8 US$ 12.2/t is equivalent to the US$11.9/t reported in 4Q15 after adjusting for the new allocation criteria for ICMS (US$ 0.57/t) and Distribution Costs (-US$ 0.33/t) as described in the box “Managerial Allocation Changes” in pages 45-46 of the 4Q15 Earnings Release. Additional adjustment was made to include the cost of Third Party Ore Purchases to our C1 costs. 9 R$ 47.0/t is equivalent to the R$45.5/t reported in 4Q15 after adjusting for the new allocation criteria for ICMS and Distribution Costs as described in the box “Managerial Allocation Changes” in pages 45-46 of the 4Q15 Earnings Release. Additional adjustment was made to include the cost of Third Party Ore Purchases (US$ 0.13/t) to our C1 costs. 10 Excluding the negative impact of the bunker oil hedge in 4Q15. 6

EBITDA from the Base Metals business segment increased 196% despite lower nickel and copper LME prices Sales revenues totaled US$ 1.353 billion in 1Q16, US$ 105 million lower than in 4Q15 as a result of lower sales volumes (US$ 107 million) and lower nickel realized prices (US$ 42 million), which were partly offset by better copper realized prices (US$ 46 million). • • Nickel realized prices were favorably impacted by improving premiums over the LME, decreasing only 6% in 1Q16 vs. 4Q15 vs. the 10% reduction on LME nickel prices in the same period. Copper realized prices increased 13% in 1Q16 vs. 4Q15 vs. the 4% reduction on LME copper prices in the same period, mainly due to the positive impact of the provisional pricing system on sales revenues of US$ 14 million in 1Q16 vs. negative US$ 60 million in 4Q15. • • Adjusted EBITDA was US$ 329 million in 1Q16, US$ 218 million higher than in 4Q15, as a result of the reduction in costs and expenses throughout all operations, with the highlight for the improvements in VNC and Salobo. Adjusted EBITDA for VNC totaled negative US$ 48 million in 1Q16, increasing US$ 59 million (55%) from the negative US$ 107 million recorded in 4Q15, mainly as a result of the good operational performance which enabled a reduction in the unit costs and pre-operating expenses net of by-product credits from US$ 17,380/t in 4Q15 to US$ 12,711/t in 1Q16. • Salobo´s EBITDA totaled US$ 131 million in 1Q16, increasing US$ 56 million (75%) from the US$ 75 million recorded in 4Q15, mainly driven by a 41% decrease in unit COGS11 due to higher copper grades and higher by-product credits. • • Salobo achieved a monthly production record of 14,100 t of copper in concentrates in 1Q16 and is expected to reach its full production capacity in 2H16. EBITDA from the Coal business segment improved by 38% as a result of lower costs Adjusted EBITDA was negative US$ 93 million in 1Q16, compared to negative US$ 149 million in 4Q15, mainly driven by lower costs. • Costs in Mozambique12 decreased US$ 45 million in 1Q16 vs. 4Q15, mainly as a result of the ramp-up of the Nacala Logistic Corridor, while costs decreased US$ 108 • 11 Net of depreciation charges and net of by-products credit. 7 million in Australia13 in 1Q16 vs. 4Q15 due to the good operational performance at Carborough Downs, after the longwall move in 4Q15. Ramp-up of the Nacala Logistics Corridor continued as planned, with 747,000 t being transported on the railway in 1Q16 vs. 241,000 t in 4Q15 and with thirteen shipments concluded in 1Q16 vs. one shipment concluded in 4Q15. • EBITDA from the Fertilizers business segment decreased, driven by lower market prices and seasonally lower volumes Adjusted EBITDA for the Fertilizer business segment decreased to US$ 70 million in 1Q16 from US$ 117 million in 4Q15, as a result of lower prices (US$ 48 million) and seasonally lower volumes (US$ 18 million), being partly offset by lower expenses (US$ 25 million). • SG&A and other expenses, R&D and Pre-operating and stoppage expenses14 decreased US$ 4 million, US$ 17 million and US$ 5 million, respectively, in 1Q16 vs. 4Q15. • We successfully reduced our costs and expenses in all business segments, despite the seasonally lower production and sales volumes, and progressed with the implementation of our most important projects in 1Q16. We remain focused on maximizing our margins by leveraging our iron ore supply chain flexibility (22 mines, 11 pelletizing plants, 5 railways, 4 ports, 2 distribution centers etc.) to have a responsible and sustainable reaction to various market conditions. Together with Samarco and BHP Billiton, we reached an agreement with the Brazilian authorities which provides a long-term remedial and compensation framework for responding to the impact of the Samarco dam failure and accelerates both the environmental remediation measures and the reparations for the people affected. Finally, we acknowledge the recent improvement in iron ore prices but are cognizant of market volatility, thus remaining fully committed to strengthening our balance sheet through the reduction of our net debt as previously informed. We remain focused on our operating and capital allocation discipline and on progressing our divestment and asset optimization program. 12 After adjusting for the effects of higher volumes. 13 After adjusting for the effects of higher volumes and exchange rate. 14 Net of depreciation charges. 8 million in Australia[13] in 1Q16 vs. 4Q15 due to the good operational performance at Carborough Downs, after the longwall move in 4Q15.

- Ramp-up of the Nacala Logistics Corridor continued as planned, with 747,000 t being transported on the railway in 1Q16 vs. 241,000 t in 4Q15 and with thirteen shipments concluded in 1Q16 vs. one shipment concluded in 4Q15.

EBITDA from the Fertilizers business segment decreased, driven by lower market prices and seasonally lower volumes

- Adjusted EBITDA for the Fertilizer business segment decreased to US$ 70 million in 1Q16 from US$ 117 million in 4Q15, as a result of lower prices (US$ 48 million) and seasonally lower volumes (US$ 18 million), being partly offset by lower expenses (US$ 25 million).

- SG&A and other expenses, R&D and Pre-operating and stoppage expenses[14] decreased US$ 4 million, US$ 17 million and US$ 5 million, respectively, in 1Q16 vs. 4Q15.

We successfully reduced our costs and expenses in all business segments, despite the seasonally lower production and sales volumes, and progressed with the implementation of our most important projects in 1Q16.

We remain focused on maximizing our margins by leveraging our iron ore supply chain flexibility (22 mines, 11 pelletizing plants, 5 railways, 4 ports, 2 distribution centers etc.) to have a responsible and sustainable reaction to various market conditions.

Together with Samarco and BHP Billiton, we reached an agreement with the Brazilian authorities which provides a long-term remedial and compensation framework for responding to the impact of the Samarco dam failure and accelerates both the environmental remediation measures and the reparations for the people affected.

Finally, we acknowledge the recent improvement in iron ore prices but are cognizant of market volatility, thus remaining fully committed to strengthening our balance sheet through the reduction of our net debt as previously informed. We remain focused on our operating and capital allocation discipline and on progressing our divestment and asset optimization program.

---

[12] After adjusting for the effects of higher volumes.

[13] After adjusting for the effects of higher volumes and exchange rate.

[14] Net of depreciation charges.

8

VALE

Operating revenues Net operating revenues in 1Q16 were US$ 5.719 billion, 3.1% lower than in 4Q15. The decrease in sales revenues was mainly due to lower sales volumes in iron ore fines (US$ 612 million), nickel (US$ 89 million) and fertilizers (US$ 48 million), being partly offset by higher realized prices in iron ore fines (US$ 584 million). The tables below show net operating revenues by destination and by business areas, with the following highlights: • Net revenue by destination was marked by: (i) the increase in sales to Asia from 54.7% in 4Q15 to 57.4% in 1Q16 (ii) the decrease in sales to Europe from 19.3% in 4Q15 to 16.4% in 1Q16. Contributions by business segments in 1Q16 were generally in line with 4Q15, with the Ferrous Minerals business segment representing 66.5% of Vale’s total net revenues. • Net operating revenue by destination US$ million 1Q16% 4Q15% 1Q15 % North America 496 8.7 450 7.6 566 9.1 Canada 278 4.9 279 4.7 305 4.9 South America 814 14.2 877 14.9 1,160 18.6 Others 95 1.7 93 1.6 106 1.7 China 2,454 42.9 2,180 37.0 1,776 28.5 South Korea 199 3.5 186 3.2 250 4.0 Europe 936 16.4 1,144 19.4 1,128 18.1 Italy 115 2.0 111 1.9 130 2.1 Middle East 152 2.7 170 2.9 286 4.6 10 Rest of the World400.7691.2861.4 Total5,719100.05,899100.06,240100.0 Others5429.567911.562910.1 Germany2804.93556.03695.9 Others2885.03636.24066.5 Japan3405.94607.85839.3 Asia3,28157.43,18954.13,01548.3 Brazil71912.678513.31,05516.9 Mexico90.230.140.1 USA2093.71682.92574.1

Net operating revenues by destination Net operating revenue by business areas US$ million 1Q16% 4Q15% 1Q15 % Ferrous minerals 3,804 66.5 3,830 64.9 3,868 62.0 ROM 4 0.1 13 0.2 32 0.5 Manganese ore 31 0.5 4 0.1 41 0.6 Others 83 1.5 79 1.3 85 1.4 Metallurgical coal 104 1.8 98 1.7 129 2.1 Base metals 1,353 23.7 1,458 24.7 1,710 27.4 Copper 435 7.6 413 7.0 464 7.4 Gold 130 2.3 122 2.1 113 1.8 Others 33 0.6 37 0.6 29 0.5 Potash 23 0.4 30 0.5 30 0.5 Nitrogen 58 1.0 66 1.1 79 1.3 Others 24 0.4 22 0.4 39 0.6 11 Total5,719100.05,899100.06,240100.0 Others130.2140.2120.2 Phosphates2905.13716.33575.7 Fertilizer nutrients3846.74818.24787.7 Silver90.280.180.1 PGMs961.7961.61252.0 Nickel65011.478213.397115.6 Thermal coal500.9100.2160.3 Coal1542.71081.81452.3 Ferroalloys160.390.2290.5 Pellets75313.278013.296515.5 Iron ore fines2,91751.02,94549.92,71643.5

Costs and expenses Costs and expenses decreased to US$ 4.565 billion in 1Q16 from the US$ 5.579 billion recorded in 4Q15, representing a reduction of 18.2%, mainly due to the impact of lower sales volumes (US$ 366 million), cost reduction initiatives (US$ 450 million) and lower pre-operating and stoppage expenses (US$ 136 million). Costs and expenses decreased by US$ 1.345 billion, or 22.8%, in 1Q16 vs. 4Q15 after excluding the positive one-off effect in expenses of the adjustment in Asset Retirement Obligations (ARO) of US$ 331 million in 4Q15. Costs and expenses Costs 4,249 5,119 5,168 Depreciation 850 984 1,035 COST OF GOODS SOLD (COGS) COGS totaled US$ 4.249 billion15 in 1Q16, decreasing US$ 870 million in comparison with the US$ 5.119 billion recorded in 4Q15, driven by the impacts of: (i) lower sales volumes (US$ 366 million); (ii) cost reduction initiatives in all businesses (US$ 450 million) and (iii) exchange rate variations (US$ 53 million). Further details on cost Segments” section. performance are provided in the “Performance of the Business COGS by business Ferrous minerals 2,169 51.1 2,846 55.6 3,065 59.3 Coal 325 7.6 296 5.8 209 4.0 Other products 49 1.1 40 0.8 31 0.6 Depreciation 810 875 912 15 COGS currency exposure in 1Q16 was as follows: 51% Brazilian Reais, 30% US dollar, 14% Canadian dollar, 3% Euros and 2% other currencies. As previously informed in the Press Release “Vale’s Performance in 2015”, as of 1Q16, ICMS was reclassified from expenses to costs amounting to US$ 26 million in 1Q16. The figures presented in this report prior to 1Q16 do not consider this reclassification. 12 COGS, ex-depreciation3,4394,2444,257 Total COGS4,249100.05,119100.05,168100.0 Fertilizers3608.53867.53997.7 Base metals1,34631.71,55130.31,46528.3 US$ million1Q16%4Q15%1Q15% Costs and expenses ex-depreciation3,7154,5954,665 Expenses316460532 Total costs and expenses4,5655,5795,700 US$ million1Q164Q151Q15

EXPENSES Total expenses decreased 31% to US$ 316 million16 in 1Q16 from the US$ 460 million recorded in 4Q15, due to the reduction in pre-operating and stoppage expenses (US$ 136 million), R&D (US$ 59 million) and SG&A (US$ 48 million), which were partially offset by the increase in other expenses (US$ 99 million). SG&A totaled US$ 119 million in 1Q16, representing a 28.7% decrease from the US$ 167 million recorded in 4Q15, and a 39.0% decrease from the US$ 195 million recorded in 1Q15. SG&A, net of depreciation, decreased by US$ 33 million in 1Q16 vs. 4Q15, mainly as a result of the impact of: (i) lower services expenses (-US$ 17 million); (ii) lower selling expenses (-US$ 5 million) and (iii) lower personnel expenses in 1Q16 after the collective bargaining agreement settled with our employees in Brazil in 4Q15 (-US$ 4 million). R&D expenses totaled US$ 60 million in 1Q16, representing a 49.6% decrease from the US$ 119 million recorded in both 4Q15 and 1Q15. R&D expenses stem mostly from iron ore and iron ore pellets (US$ 11 million) and nickel (US$ 14 million). Pre-operating and stoppage expenses totaled US$ 102 million in 1Q16, representing a 57.1% decrease from the US$ 238 million recorded in 4Q15, and a 61.4% decrease from the US$ 264 million recorded in 1Q15. Pre-operating expenses were no longer recorded for VNC upon the achievement of a production threshold in 1Q16. Other operating expenses totaled US$ 35 million in 1Q16, representing a decrease of 49.8% from 4Q15 and of 27.2% from 1Q15, after excluding the positive one-off effects of the: (i) reversal of the write-down of thermal coal inventories of US$ 69 million17 in 1Q16; (ii) reallocation of US$ 26 million to COGS16 in 1Q16; (iii) adjustment in ARO of US$ 331 million in 4Q15 and (iv) goldstream transaction of US$ 230 million in 1Q15. 16 As previously informed in the Press Release “Vale’s Performance in 2015”, as of 1Q16, ICMS was reclassified from expenses to costs amounting to US$ 26 million in 1Q16. The figures presented in this report prior to 1Q16 do not consider this reclassification. 17 Includes depreciation. 13

Evolution of Pre-operating and stoppage expenses US$ million Expenses Administrative 107 33.9 150 32.6 170 31.9 Services 16 5.1 33 7.2 28 5.3 Others 17 5.4 24 5.2 30 5.6 VNC - - 93 20.2 88 16.5 S11D 15 4.8 14 3.0 13 2.4 Others 37 11.7 70 15.2 53 10.0 Depreciation 39 110 124 ¹ Includes US$ 26 million of depreciation charges in 1Q16, US$ 67 million in 4Q15 and US$ 93 million in 1Q15. 2 Include the positive one-off effects of US$ 230 million from the gold stream transaction recorded in 1Q15 and of US$ 331 million from the adjustment in ARO recorded in 4Q15. 14 Expenses ex-depreciation276350408 Other operating expenses²3511.1(64)(13.9)(46)(8.6) Total Expenses316100.0460100.0532100.0 Moatize10.3143.0122.3 Long Harbour4915.54710.29818.4 Selling123.8173.7254.7 R&D6019.011925.911922.4 Pre-operating and stoppage expenses¹10232.323851.726449.6 Depreciation237.3388.3305.6 Personnel5116.15511.98215.4 US$ million1Q16%4Q15%1Q15% SG&A ex-depreciation96129165 SG&A11937.716736.319536.6

Adjusted earnings before interest, taxes,depreciationand amortization18 Adjusted EBITDA was US$ 2.005 billion in 1Q16, 44.1% higher than in 4Q15 mainly as a result of the improvement in Ferrous Minerals (US$ 329 million) and Base Metals EBITDA (US$ 218 million). Adjusted EBITDA margin was 35.1% in 1Q16, increasing from the 23.6% recorded in 4Q15. Adjusted EBIT was US$ 1.154 billion in 1Q16, being 261% higher than in 4Q15. Adjusted EBITDA Net operating revenues 5,719 5,899 6,240 SG&A (119) (167) (195) Pre-operating and stoppage expenses (102) (238) (264) Depreciation, amortization & depletion 850 984 1,035 Adjusted EBITDA by business area US$ million 1Q16 4Q15 1Q15 Ferrous minerals 1,738 1,409 1,027 Base metals 329 111 678 Others (39) (97) (65) 18 Net revenues less costs and expenses net of depreciation plus dividends received 15 Total2,0051,3911,602 Fertilizer nutrients7011790 Coal(93)(149)(128) Dividends received18727 Adjusted EBITDA2,0051,3911,602 Other operational expenses(35)6446 Adjusted EBIT1,154320540 Research and development(60)(119)(119) COGS(4,249)(5,119)(5,168) US$ million1Q164Q151Q15

Net income Vale recorded a net income of US$ 1.776 billion in 1Q16 compared to a net loss of US$ 8.569 billion in 4Q15. The US$ 10.345 billion increase was mostly driven by the impairment charges of US$ 9.372 billion recorded in 4Q15 and by the improvement in the EBITDA margin in 1Q16. Underlying earnings (after adjusting for one-off effects) were US$ 514 million in 1Q16, mainly after the adjustments for exchange rate variation (US$ 1.611 billion) and currencies and interest rates swaps (US$ 486 million). Underlying earnings US$ million 1Q16 4Q15 1Q15 Underlying earnings 514 (1,032) (679) Impairment on assets and investments - (9,372) - Shareholders Debentures (116) 253 275 Monetary variation (56) (82) (103) Fair value on financial instruments (13) (80) - Tax effects of Impairment - 1,164 - Net financial results showed a gain of US$ 1.425 billion compared to a gain of US$ 353 million in 4Q15. The main components of the 1Q16 net financial results are: (i) financial expenses (-US$ 630 million); (ii) financial revenues (US$ 60 million); (iii) foreign exchange and monetary gains (US$ 1.555 billion); (iv) currency and interest rate swap gains (US$ 486 million) driven mainly by the appreciation of the BRL against the USD and (v) losses on other derivatives (-US$ 46 million), composed mainly of bunker oil derivatives losses of US$ 14 million19. 19 The net derivatives gains of US$ 440 million in 1Q16 is comprised of settlement losses of US$ 510 million and market-to-market gains of US$ 950 million. 16 Income tax over excluded items(650)(361)1,356 Net Income (loss)1,776(8,569)(3,119) Gain (loss) on sale of investments--18 Currency and interest rate swaps486715(1,263) Foreign Exchange1,611255(2,916) Gain (loss) on fair value on non-current assets-(29)193 Items excluded from basic earnings

Financial results Financial expenses (630) (326) (219) Tax and labour contingencies (21) (19) (34) Financial expenses (REFIS) (114) (121) (144) Derivatives 440 426 (1,340) Others (bunker oil, commodities, etc) (46) (289) (77) Monetary variation (56) (82) (103) ¹ The capitalization of interest over assets under construction amounted to US$ 177 million in 1Q16, US$ 193 million in 4Q15 and US$ 195 million in 1Q15. ² Other financial expenses include the mark-to-market of shareholder debentures which amounted to -US$ 116 million in 1Q16, US$ 253 million in 4Q15 and US$ 275 million in 1Q15. Equity income from affiliated companies Equity income from affiliated companies was US$ 156 million in 1Q16 against a negative US$ 37 million in 4Q15. The main contributors to equity income were CSP (US$ 113 million), the leased pelletizing companies in Tubarão (US$ 25 million) and MRS (US$ 20 million). 17 Financial result, net1,425353(4,511) Foreign Exchange1,611255(2,916) Currency and interest rate swaps486715(1,263) Financial income608068 Others²(260)43154 Gross interest¹(235)(229)(195) US$ million1Q164Q151Q15

18 EFFECTSOFCURRENCYPRICE VOLATILITYONVALE’SFINANCIAL PERFORMANCE In 1Q16, from end to end, the Brazilian Real (BRL) appreciated 8.7% against the US Dollar (USD) from BRL 3.90/ USD as of December 31st, 2015 to BRL 3.56/ USD as of March 31st, 2016. On a quarterly average, the BRL depreciated 1.6%, from an average BRL 3.84/ USD in 4Q15 to an average BRL 3.90/ USD in 1Q16. The end-to-end appreciation of the BRL against the USD and other currencies caused mainly non-cash gains of US$ 2.097 billion on our earnings before taxes in 1Q16, driven by its impact on: •The net position of the USD and other currencies denominated liabilities and the USD and other currencies denominated assets (accounts receivable and others) – which amounted to a gain of US$ 1.611 billion in 1Q16, recorded in the financial statements as "Foreign exchange". •The forward and swaps derivatives are used to reduce the volatility of our cash flows in USD. In 1Q16, the changes in fair value and the settlements of the currency swaps from the BRL and other currencies to the USD caused one-off gains of US$ 486 million. The BRL depreciation on a quarterly average had positive impacts on our cash flows. In 1Q16 most of our revenues were denominated in USD, while our COGS were 51% denominated in BRL, 30% in USD and 14% in Canadian dollars (CAD) and about 60% of our capital expenditures were denominated in BRL. The depreciation of the BRL and of other currencies in 1Q16 reduced our costs and expenses by US$ 51 million.

Investments Capital expenditures totaled US$ 1.449 billion in 1Q16 with US$ 920 million in project execution and US$ 529 million in sustaining capital. Capital expenditures decreased US$ 744 million vs. the U$ 2.193 billion spent in 4Q15. Project Execution and Sustaining by business area Ferrous minerals 917 63.3 1,087 49.6 1,482 67.1 Base metals 269 18.6 533 24.3 281 12.7 Power generation 26 1.8 10 0.5 28 1.3 Others - - - - 2 0.1 Project execution Vale´s investments in project execution decreased from US$ 1.366 billion in 4Q15 to US$ 920 million in 1Q16. The ferrous minerals and the coal business segments accounted for about 76% and 13%, respectively, of the total investment in project execution in 1Q16. Project execution by business area US$ million 1Q16% 4Q15% 1Q15 % Ferrous minerals 701 76.2 894 65.4 1,104 72.8 Base metals 2 0.3 16 1.2 17 1.1 Power generation 26 2.8 9 0.7 28 1.8 FERROUS MINERALS About 97% of the US$ 701 million invested in Ferrous Minerals in 1Q16 relates to project execution in iron ore, primarily on the S11D project and the expansion of its associated infrastructure (US$ 637 million). 19 Steel657.130.270.5 Total920100.01,366100.01,516100.0 Fertilizer nutrients70.8131.0130.9 Coal11812.943131.534622.8 Total1,449100.02,193100.02,210100.0 Steel654.530.170.3 Fertilizer nutrients392.7974.4562.5 Coal1339.146421.135416.0 US$ million1Q16%4Q15%1Q15%

S11D Mine Systems 1, 3 and 4 S11D (including mine, plant and associated logistics – CLN S11D) achieved combined physical progress of 73% in 1Q16 with 85% progress at the mine site and 64% at the logistic sites. The duplication of the railway reached 48% physical progress with 173 Km delivered. The railway spur reached 85% physical progress and the off-shore pile-driving in the north berth was concluded. S11D Logistics - Onshore Port Stockyard 20

COAL Investments in the Moatize II project totaled US$ 29 million in 1Q16 and achieved physical progress of 99% in 1Q16 with commissioning of the handling system and cargo testing on both lines of the CHPP (Coal Handling Preparation Plant) in progress, both lines of the CHPP are expected to have cargo testing completed by June. The ramp-up of the Nacala Logistics Corridor (NLC) continued as planned, with 747,000 t being transported on the railway in 1Q16 against 241,000 t in 4Q15. Thirteen shipments were completed in 1Q16 against one shipment in 4Q15. Description and status of main projects (Mtpy) • Duplication of the railway reached 48% and onshore and offshore delivered terminal. • Cold commissioning of the ore a Net additional capacity b Relative to Vale’s stake in the project 21 ProjectDescriptionCapacityStatus Ferrous Minerals projects Carajás Serra Sul• Development of a mine and S11Dprocessing plant, located in the Southern range of Carajás, Pará, Brazil. 90• Pre-stripping of S1 (system 1 out of a total of 4 systems) on the mine concluded • Cold commissioning of the stacker reclaimer on the stockyard initiated • Cold commissioning of the long distance conveyor belt initiated • Delivery of the electrocenters of the mine 54% completed CLN S11D• Duplication of 570 km railway, with(80)a• Hot commissioning of the onshore port construction of rail spur of 101 km. machinery initiated Acquisition of wagons, locomotives, expansions at PDM maritimephysical progress, totaling 173 Km • Railway spur achieved 85% physical progress • Offshore expansion achieved 83% physical progress • Railway terminal achieved 94% physical progress CSPb• Development of a steel slab plant in1.5• Testing of the stockyard machinery partnership with Dongkuk and initiated Posco, located in Ceará, Brazil. reclaimer initiated Coal Projects Moatize II• New pit and duplication of the11• Commissioning on both lines of the Moatize CHPP, as well as of allCHPP in progress related infrastructure in Tete, Mozambique.

Progress indicators20 progress S11D 2H18 a Relative to Vale’s stake in the project. b Net additional capacity. c Original capex budget of US$ 8.089 billion. d Original capex budget of US$ 11.582 billion e Original capex of US$ 2.734 billion; Out of the original capex - US$ 1.491 billion financed directly by the CSP project. f There was an increase of US$ 29 million in the 2016 budget g Original capex of U$ 2.068 billion plus US$ 0.45 billion of rolling stock Evolution of capital expenditures Sustaining capex Sustaining capital expenditures decreased from US$ 694 million in 1Q15 to US$ 529 million in 1Q16. The base metals and ferrous minerals business segment accounted for 51% and 41%, respectively, of the total sustaining capex in 1Q16. 20 In this table we do not include pre-operating expenses in the estimated capex for the year, although these expenses are included in the total estimated capex column, in line with our Board of Directors approval process. Moreover, our estimated capex for the year is only reviewed once a year. 22 ProjectCapacityEstimated (Mtpy)start-up Executed capexEstimated capex (US$ million)(US$ million) Physical 2016Total2016 Total Ferrous minerals projects Carajás Serra Sul902H162534,908890 6,405c85% CLN S11D230 (80)b1H14 to3844,8511,154 7,850d64% CSPa1.51H16631,118188 1,224e99% Coal projects Moatize II111H16291,971134f 2,068g99%

Sustaining capital expenditures for the ferrous minerals business segment included, among others: (i) the replacement and acquisition of new equipment (US$ 156 million), (ii) operational enhancements (US$ 25 million); (iii) the improvement in the current standards of health and safety and environmental protection (US$ 13 million), (iv) the maintenance, improvement and expansion of tailing dams (US$ 11 million). Maintenance of railways and ports in Brazil and Malaysia accounted for US$ 69 million. Sustaining investments in iron ore fines (excluding sustaining investments in pellets plants) amounted to US$ 169 million, equivalent to US$ 2.9/dmt of iron ore fines in 1Q16, representing a 32% increase vs. US$ 2.1/dmt in 4Q1521, mainly driven by the impact of carryover of payments of mining equipment acquired in 2015. The sustaining investment for pellets totaled US$ 39 million, equivalent to US$ 3.7/dmt. Sustaining capex in the base metals business segment was mainly dedicated to: (i) operational enhancement (US$ 171 million), (ii) improvement in the current standards of health and safety and environmental protection (US$ 66 million); (iii) replacement and acquisition of new equipment (US$ 19 million), (iv) maintenance improvement and expansion of tailing dams (US$ 4 million). Sustaining capex by type - 1Q16 Minerals Metals Operations 181 7 191 17 396 Health and Safety 9 4 16 3 34 Administrative & Others 10 - 6 2 18 Sustaining capex by business area Ferrous minerals 216 40.8 193 23.3 378 54.5 Base metals 267 50.5 517 62.5 264 38.0 Power generation - - 1 0.1 - - 21 The same allocation criteria implemented in the iron ore fines SG&A, as described in the box “Managerial Allocation Changes” in pages 45-46 of 4Q15 Earnings Release. The investment of US$ 2.3/wmt in the 4Q15 report does not consider this allocation. 23 Others----20.3 Total529100.00827100.0694100.0 Fertilizer nutrients326.08310.1436.1 Coal142.7334.071.1 US$ million1Q16%4Q15%1Q15% Total2161426832529 CSR - Corporate Social Responsibility5-51863 Waste dumps and tailing dams1124218 US$ millionFerrousCoalBaseFertilizerTOTAL

Corporate social responsibility Investments in corporate social responsibility totaled US$ 58 million in 1Q16, of which US$ 38 million dedicated to environmental protection and conservation and US$ 20 million dedicated to social projects. 24

Free cash flow Cash generated from operations was US$ 696 million in 1Q16, being significantly lower than the adjusted EBITDA of US$ 2.005 billion, mainly due to the increase in working capital of US$ 1.309 billion vs. 4Q15, stemming from higher accounts receivable (US$ 1.016 billion) and lower supplier and contractor liabilities (US$ 383 million). Accounts receivable increase in 1Q16 vs. 4Q15 was mainly driven by: (i) final invoices not yet collected (with higher prices than the ones provisionally invoiced at end of 4Q15); (ii) concentration of iron ore sales volumes at the end of 1Q16 (sales not yet collected); and (iii) higher prices on volumes provisionally invoiced at the end of 1Q16. The decrease in supplier and contractor liabilities was mainly driven by the payment of accounts payable outstanding at the end of 4Q15, which reflect the higher level of investments at year-end. Working capital changes should have a positive impact on cash flows in 2Q16 as sales collections increase throughout the quarter. Non-operational uses of cash flow were mainly a result of: (i) interest on loans (US$ 460 million); (ii) income taxes and REFIS installments paid (US$ 234 million); (iii) settlement of derivatives in the quarter (US$ 510 million), of which US$ 233 million were related to bunker oil; and (iv) investments of US$ 1.366 billion. Free cash flow was negative US$ 1.919 billion in 1Q16. Net additions and repayments of loans totaled US$ 2.042 billion in 1Q16. Free Cash Flow US$ million ¹ Dividends and interest on capital received from associates and joint ventures and paid to noncontrolling interest. ² Includes transactions with non-controling stockholders. 3 Cash flow before debt additions/repayments and distribution of dividends. 4 The difference from the US$ 191 million increase in cash position from 4Q15 stems from the exchange rate translation impact of US$ 68 million. 25

Debt indicators Gross debt totaled US$ 31.470 billion as of March 31st, 2016, increasing by US$ 2.617 billion vs. the US$ 28.853 billion as of December 31st, 2015, mainly as a result of the: (i) net addition to loans and financing of US$ 2.042 billion and (ii) impact of the exchange rate on the translation of BRL denominated debt into USD22. Net debt increased by US$ 2.427 billion compared to the end of the previous quarter, totaling US$ 27.661 billion based on a cash position of US$ 3.809 billion as of March 31st, 2016. The increase in net debt was mainly driven by: (i) the impact of the exchange rate on the translation of BRL denominated debt into USD and (ii) the negative free cash flow (FCF) of US$ 1.919 billion in 1Q16, despite the US$ 2.005 billion adjusted EBITDA in the quarter. The negative FCF resulted mainly from the US$ 1.309 billion increase in working capital in 1Q16 vs. 4Q15 stemming from the increase in accounts receivable (US$ 1.016 billion) and the decrease in supplier and contractor liabilities (US$ 383 million). For more information on free cash flow and working capital changes, please see the “Free Cash Flow section” in this release. Debt position Gross debt after currency and interest rates swaps was 91% denominated in US dollars, being 34% based on floating and 66% based on fixed interest rates as of March 31st, 2016. Average debt maturity was 7.6 years and average cost of debt, after the above-mentioned currency swaps, decreased to 4.03% per annum on March 31st, 2016, against 4.47% per 22 In 1Q16, from end to end, the BRL appreciated 8.7% against the USD. 26 annum on December 31st, 2015. US$ 3 billion was disbursed from outstanding revolving credit lines of US$ 5 billion in January 12, 2016, having contributed to reduce both our average cost of debt and our average debt maturity. Interest coverage, measured by the ratio of the LTM23 adjusted EBITDA to LTM interest payment, improved to 5.2x in 1Q16 vs. 4.8x in 4Q15. Gross debt to LTM adjusted EBITDA increased slightly to 4.2x as of March 31st, 2016 against 4.1x as of December 31st, 2015. Debt indicators US$ million 1Q16 4Q15 1Q15 Total debt 31,470 28,853 28,487 Total debt / adjusted LTM EBITDA (x) 4.2 4.1 2.6 23 Last twelve months. 27 Adjusted LTM EBITDA / LTM interest expenses (x)5.24.86.9 Net debt27,66125,23424,802

Performanceofthebusiness segments The Ferrous Minerals business segment accounted for 86.7% of Vale’s adjusted EBITDA in 1Q16, followed by 16.4% from the Base Metals business segment, 3.5% from the Fertilizers business segment, -4.6% from the Coal business segment and -2.0% from Others. Segment information 1Q16, as per footnote of financial statements Revenues others¹ & stoppage¹ EBITDA² Iron ore fines 2,917 (1,309) (156) (11) (32) - 1,409 Pellets 753 (437) (16) - (4) - 296 Mn & Alloys 47 (46) 2 - (2) - 1 Nickel3 Copper4 1,000 (764) (24) (14) (32) - 166 353 (192) 3 (1) - - 163 1 Excluding depreciation and amortization. ² Excluding non-recurring effects. 3 Including copper and by-products from our nickel operations. 4 Including by-products from our copper operations. 28 Fertilizer nutrients384(294)(11)(5)(4)-70 Others24(45)8(27)-1(39) Total5,719(3,439)(140)(60)(76)12,005 Coal154(293)49(2)(1)-(93) Base metals1,353(956)(21)(15)(32)-329 Others ferrous83(59)5-(1)-28 ROM4-----4 Expenses US$ millionNetCost¹ SG&A andR&D¹Pre operating Dividends Adjusted Ferrous minerals3,804(1,851)(165)(11)(39)-1,738

Ferrous minerals Adjusted EBITDA of the Ferrous Minerals business segment was US$ 1.738 billion in 1Q16, US$ 711 million higher than 1Q15, mainly as a result of lower sales prices (-US$ 255 million), which were offset by lower bunker oil prices (US$ 153 million), exchange rate variations (US$ 450 million) and real competitiveness gains of US$ 363 million such as: (i) marketing and commercial initiatives (US$ 59 million); (ii) higher sales volumes (US$ 88 million)); (iii) favorable renegotiations of chartering freight contracts (US$ 97 million); and (iv) the ongoing cost reduction initiatives (US$ 147 million). EBITDA variation 1Q16 vs. 1Q15 – Ferrous Minerals business segment Iron ore EBITDA Adjusted EBITDA of iron ore fines was US$ 1.409 billion in 1Q16, 28.7% higher than in 4Q15, mainly as a result of higher realized sales prices (US$ 584 million) and lower costs24 (US$ 205 million), which were partially offset by seasonally lower sales volumes (-US$ 215 million), and the positive one-off effect of the Asset Retirement Obligation (ARO) recorded in 4Q15 (US$ 322 million). 24 Net effect on costs, after adjusting for volume and exchange rate impacts. 29

SALES REVENUES AND VOLUME Net sales revenues of iron ore fines, excluding pellets and Run of Mine (ROM), amounted to US$ 2.917 billion in 1Q16 vs. US$ 2.945 billion in 4Q15, mainly as a result of higher iron ore fines sales prices (US$ 584 million) and lower sales volume (-US$ 612 million) in 1Q16. Vale’s iron ore production, including third party purchases and excluding Samarco’s attributable production, achieved a record for a first quarter of 77.5 Mt in 1Q16, 10.9 Mt lower than in 4Q15 due to weather-related seasonality and 0.1 Mt higher than in 1Q15. Production increased in the Northern system offsetting the halt in ROM production to supply Samarco and the decrease in production in the Mariana mining hub after the Samarco dam failure. Sales volumes of iron ore fines reached 62.7 Mt in 1Q16 vs. 79.2 Mt in 4Q15, 20.8% lower than in 4Q15 and 5.6% higher than in 1Q15 on the back of: (i) production and acquisition of ore from third parties of 77.5 Mt; (ii) deduction of 12.5 Mt of iron ore fines used for the production of pellets; (iii) build-up of 1.8 Mt of product inventories25 and (iv) deduction of 0.5 Mt of ROM sales. CFR sales of iron ore fines decreased from 53.6 Mt in 4Q15 to 40.9 Mt in 1Q16, representing 65% of all iron ore fines sales volumes in 1Q16. The decrease was mainly due to the effects of seasonally lower production volumes in 1Q16. ROM sales totaled 0.5Mt in 1Q16 vs. 1.6Mt in 4Q15, reducing 1.1Mt due to the stoppage of the Fazendão mining operations in the state of Minas Gerais right after the Samarco dam failure. Net operating revenue by product Iron ore fines 2,917 2,945 2,716 Pellets 753 780 965 Others 83 79 85 Volume sold ‘000 metric tons 1Q16 4Q15 1Q15 Iron ore fines 62,744 79,213 59,420 Pellets 11,130 10,837 11,255 Ferroalloys 25 12 30 25 Iron ore inventories are periodically adjusted downwards due to moisture and handling during its processing phases. Those adjustments accounted for a reduction of 2.7 Mt of iron ore in 1T16 from Vale’s consolidated iron ore inventories. 30 Manganese ore515568363 ROM5201,6272,915 Total3,8043,8303,868 Manganese & Ferroalloys471370 ROM41332 US$ million1Q164Q151Q15

REALIZED PRICES Iron ore sales in 1Q16 were distributed across three pricing systems: (i) 48% based on the current quarter, month and daily spot prices, including provisional price sales that were settled within the quarter; (ii) 43% based on provisional prices with settlement price based on the market price defined on the delivery date, in which case prices had not yet been settled at the end of the quarter; and (iii) 9% linked to past prices (quarter-lagged). Vale’s CFR dmt reference price for iron ore fines (ex-ROM) increased by US$ 9.6/t from US$ 45.1.0/t in 4Q15 to US$ 54.7.1/t in 1Q16, equivalent to a price realization of 113% of the average Platts IODEX 62% of US$ 48.3/t in 1Q16. Vale’s CFR/FOB wmt price for iron ore fines (ex-ROM) increased by US$ 9.3/t from US$ 37.2/t in 4Q15 to US$ 46.5/t in 1Q16, after adjusting for moisture and the effect of FOB sales on 35% of the total sales volumes. Price realization in 1Q16 was impacted by: Provisional prices set at the end of 4Q15 at US$ 41.0/t, which were later adjusted based on the price of delivery in 1Q16, impacted prices in 1Q16 by US$ 2.3/t compared to a negative US$ 1.0/t in 4Q15, as a result of the higher realized prices in the beginning of 1Q16. • • Provisional prices set at the end of 1Q16 at US$ 51.7/t vs. the IODEX average of US$ 48.3/t in 1Q16, positively impacted prices in 1Q16 by US$ 1.5/t compared to a negative impact of US$ 2.4/t in 4Q15. Quarter-lagged contracts, priced at US$ 52.1/t based on the average prices for Sep-Oct-Nov positively impacted prices in 1Q16 by US$ 0.4/t compared to a positive impact of US$ 1.1/t in 4Q15. • In 1Q16, iron ore sales of 26.9 Mt, or 43% of Vale’s sales mix, were recorded under the provisional pricing system, which was set at the end of 1Q16 at US$ 51.7/t. The final prices of these sales and the required adjustment to sales revenues will be determined and recorded in 2Q16. Vale’s FOB realized prices increased by US$ 0.4/t in 1Q16 compared to an increase of US$ 1.0/t in 4Q15. In addition to the renegotiation of commercial terms, the decrease in bunker oil prices in 1Q16 led to a lower freight deduction from the IODEX CFR reference price used to determine Vale´s FOB price. 31

Price realization – iron ore fines Average sale price US$/ metric ton 1Q16 4Q15 1Q15 Iron ore - Metal Bulletin 65% index 50.96 50.09 70.26 Iron ore fines CFR reference price (dmt) 54.67 45.10 58.20 ROM 8.02 7.99 10.98 Manganese ore 60.56 7.04 112.95 COSTS AND EXPENSES Costs for iron ore fines amounted to US$ 1.309 billion (or US$ 1.529 billion with depreciation charges) in 1Q16. Costs decreased by US$ 205 million vs. 4Q15, after accounting for the effects of lower sales volumes (-US$ 397 million) and exchange rate variations (-US$ 13 million). The decrease was mainly driven by lower freight costs (-US$ 139 million) and the absence of bunker oil hedge disbursements (-US$ 106 million). 32 Ferroalloys648.96750.00966.67 Pellets CFR/FOB (wmt)67.6171.9885.78 Iron ore fines CFR/FOB realized price46.5037.1845.71 Iron ore - Platts's 62% IODEX¹48.3046.6562.40

Iron ore COGS – 4Q15 x 1Q16 Rate 4Q15 x 1Q16 Personnel 195 (40) (3) (7) (50) 145 280 (58) (3) (21) (81) 199 and Materials Energy (Electricity, diesel & gas) 118 (24) (2) 8 (19) 99 Maritime freight 757 (157) - (139) (296) 461 Other operational 204 (43) (1) (12) (31) 173 Depreciation 259 (53) (3) 18 (39) 220 Maritime freight costs, which are fully accrued as cost of goods sold, totaled US$ 461 million in 1Q16, having decreased US$ 139 million vs. 4Q15 after adjustments for lower volumes (-US$ 157 million). There was no negative impact from the bunker oil hedge position as the hedge accounting program terminated in 2015. Unit maritime freight cost per iron ore metric ton was US$ 11.3/t in 1Q16, US$ 2.8/t lower than the US$ 14.1/t (ex-hedge accounting) recorded in 4Q15. This US$ 2.8/t decrease is explained by the positive impact of lower bunker oil prices in our chartering contracts, the renegotiation of freight contracts and the higher exposure to the spot freight market. Vale’s average bunker oil price decreased from US$ 235.0/t in 4Q15 to US$ 178.0/t in 1Q16. C1 CASH COST Total iron ore fines C1 cash cost at the port (mine, plant, railroad and port, ex-royalties) was US$ 848 million after deducting depreciation of US$ 220 million and iron ore maritime freight costs of US$ 461 million. C1 cash cost FOB port per metric ton for iron ore fines ex-royalties totaled US$ 12.3/t in 1Q16, remaining practically in line with the US$ 12.2/t26 recorded in 4Q15, despite the reduced fixed-costs dilution on seasonally lower production volumes. C1 Cash cost FOB port per metric ton of iron ore fines in Brazilian Reais was R$ 47.5/t in 1Q16, practically in line with the R$ 47.0/t27 recorded in 4Q15, mainly due to increases in 26 US$ 12.2/t is equivalent to US$11.9/t reported in 4Q15 after adjusting for the new allocation criteria for ICMS (US$ 0.57/t) and Distribution Costs (-US$ 0.33/t) as described in the box “Managerial Allocation Changes” in pages 45-46 of 4Q15 Earnings Release. An additional adjustment was made to include the cost of Third Party Ore Purchases (US$ 0.13/t) to our C1 costs. 33 Total2,183(450)(16)(187)(654)1,529 Total costs before depreciation and1,924(397)(13)(205)(615)1,309 amortization Bunker oil hedge134(28)-(106)(134)-Maintenance236(48)(4)47(5)231 Outsourced services Variance drivers US$ million4Q15VolumeExchangeOthersTotal Variation1Q16 operational productivity and the ongoing cost-cutting initiatives. Costs remained stable despite the reduced fixed-costs dilution on seasonally lower production volumes and the inflationary pressures in Brazil. Iron ore expenses, net of depreciation, amounted to US$ 199 million in 1Q16 vs. the US$ 270 million recorded in 4Q15. R&D amounted to US$ 11 million, reducing US$ 15 million vs. 4Q15. Pre-operating and stoppage expenses, net of depreciation, amounted to US$ 32 million vs. US$ 50 million in 4Q15, mainly due to the lower stoppage expenses incurred in the southeastern mining system stemming from the Samarco dam failure and the increase in production from the Serra Leste mine. Evolution of iron ore fines cash cost, freight and expenses Unit cash costs and expenses (adjusted for quality, and moisture, excluding ROM) landed in China decreased from US$ 32.0/t in 4Q15 to US$ 29.2/t in 1Q16 for iron ore fines on a dry metric ton (dmt) basis, mainly due to lower unit freight costs per iron ore metric ton, which decreased by US$ 2.8/t as a result of the positive impact of lower bunker oil prices in our chartering contracts and the higher exposure to the spot freight market. 27 R$ 47.0/t is equivalent to the R$45.5/t reported in 4Q15 after adjusting for the new allocation criteria for ICMS and Distribution Costs as described in the box “Managerial Allocation Changes” in pages 45-46 of 4Q15 Earnings Release. In addition to these adjustments, from 1Q16 onwards Third Party Ore Purchases will no longer be reported separately. 34

Iron Ore fines and pellets EBITDA break-even, calculated by adding the pellets margins differential of US$ 1.2/t to the referred unit cash costs and expenses landed in China, totaled US$ 28.0/t in 1Q16 on a dry metric ton (dmt) basis. For further details, please refer to the Iron Ore Pellets section below. Iron ore fines cash cost and freight Costs (US$ million) Distribution costs 22 25 15 Bunker oil hedge - 134 84 Sales volumes (Mt) Total ROM volume sold 0.5 1.6 2.9 % of CFR sales 65.0% 68.0% 61.6% Volume CFR (Mt) 40.9 53.6 36.6 Vale's iron ore unit freight cost (ex-bunker oil hedge) (US$/t) 11.3 14.1 17.2 Iron ore and pellets EBITDA break-even (cost + expenses adjusted for quality and moisture landed in China) Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t) 12.3 12.2 18.8 Iron ore fines distribution cost 0.5 0.5 0.4 Iron ore fines moisture adjustment 2.5 2.6 3.6 Iron ore fines pellet adjustment -1.2 -1.1 -2.0 ² Net of depreciation Iron Ore Fines Costs and Expenses in BRL Costs¹ 47.5 47.0 54.6 ¹ Net of depreciation 35 Expenses¹12.212.110.5 Total59.759.165.1 R$/t1Q164Q151Q15 Iron ore fines and pellets unit cost + expenses landed in China (US$/dmt)28.031.041.1 Iron ore fines quality adjustment-1.5-1.1-1.3 Iron ore fines unit cost + expenses landed in China (US$/dmt)29.232.143.1 Iron ore fines expenses¹ & royalties4.03.84.4 Iron ore fines freight cost (ex-bunker oil hedge)11.314.117.2 US$/t1Q164Q151Q15 Vale's iron ore unit freight cost (US$/t)11.316.619.5 % of FOB sales35.0%32.0%38.4% Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)12.312.218.8 Freight Volume sold (ex-ROM)62.779.259.4 Total iron ore volume sold63.380.862.3 FOB at port costs (ex-ROM)8261,0081,171 FOB at port costs (ex-ROM and ex-royalties)7749251,085 Maritime freight costs461757628 COGS, less depreciation and amortization1,3091,9241,898 1Q164Q151Q15

Evolution of iron ore fines sustaining per ton US$/dmt Iron ore pellets Adjusted EBITDA for pellets in 1Q16 was US$ 296 million, compared to the US$ 336 million in 4Q15. Adjusted EBITDA was negatively impacted by the lower sales prices (-US$ 48 million) and lower dividends received from the leased pelletizing plants (-US$ 22 million), which were partially offset by higher sales volumes (US$ 9 million), lower costs (US$ 23 million) and exchange rate variations (US$ 5 million) in 1Q16 vs. 4Q15. Net sales revenues for pellets amounted to US$ 753 million in 1Q16, decreasing US$ 27 million from the US$ 780 million recorded in 4Q15 as a result of the lower sales prices of US$ 67.7 per ton in 1Q16 vs. US$ 72.0 /t in 4Q15, being partially offset by the 0.3 Mt increase in sales volumes of 11.1 Mt in 1Q16 from the 10.8 Mt recorded in 4Q15. Production reached 11.5 Mt in 1Q16, 1.1 Mt higher than in 4Q15 mainly due to scheduled maintenance stoppages in some plants in 4Q15. Pellet CFR/FOB prices decreased by US$ 4.3/t, from US$ 72.0/t in 4Q15 to US$ 67.7 per metric ton in 1Q16, whereas the Platt’s IODEX iron ore reference price (CFR China) decreased by US$ 1.7/t in the quarter. Vale´s realized pellet price decreased while the average Platts IODEX increased as a result of the negative impact of Vale´s pellet pricing systems in 1Q16 and slightly lower pellet premiums. 36

CFR pellet sales of 1.8 Mt in 1Q16 represented 16% of total pellets sales and were 0.6 Mt lower than in 4Q15. FOB pellet sales increased from 8.5Mt in 4Q15 to 9.3 Mt in 1Q16. Pellet costs totaled US$ 437 million (or US$ 512 million with depreciation charges) in 1Q16. Costs decreased by US$ 23 million vs. 4Q15 after adjusting for the effects of higher volumes (US$ 12 million) and exchange rate variations (-US$ 5 million). The decrease in pellets costs was mainly due to lower leasing costs (US$ 17 million) and lower service costs (US$ 6 million). Pre-operating and stoppage expenses for pellets were US$ 4 million in 1Q16, being US$ 1 million lower than in 4Q15. EBITDA unit margin for pellets ex-Samarco was US$ 26.6/t in 1Q16, US$ 4.4/t lower than in 4Q15, mainly due to the decrease in sales prices (-US$ 78 million). Pellets - EBITDA ex-Samarco Dividends Received (Leased pelletizing plants) ex-Samarco - - 22 2.0 Expenses (SG&A, R&D and other) -20 -1.8 -13 -1.2 Iron Ore fines and pellets EBITDA break-even, measured by unit cash costs and expenses on a landed-in-China basis (and adjusted for quality, pellets margins differential and moisture, excluding ROM), decreased from US$ 31.0/t28 in 4Q15 to US$ 28.0/t in 1Q16 on a dry metric ton (dmt) basis, mainly driven by the US$ 2.80/t reduction in maritime freight costs. Iron ore and pellets EBITDA break-even on a landed-in-China basis 28 After excluding the positive one-off effect of Asset Retirement Obligations and the negative impact of the bunker oil hedge. 37 EBITDA ex-Samarco29626.633631.0 Cash Costs (Iron ore, leasing, freight, overhead, energy and other)-437-39.3-453-41.8 1Q164Q15 US$ millionUS$/wmtUS$ millionUS$/wmt Net Revenues / Realized Price75367.778072.0

Iron ore and Pellets cash break-even on a landed-in-China basis, calculated by adding sustaining capex per ton of US$ 2.9/t, amounted to US$ 30.9/t in 1Q16 on a dry metric ton (dmt) basis. Manganese and ferroalloys Adjusted EBITDA of Manganese ore and ferroalloys was US$ 1 million in 1Q16, US$ 35 million higher than the negative US$ 34 million in 4Q15, mainly due to higher prices (US$ 25 million), higher sales volumes (US$ 3 million) and lower costs (US$ 5 million). Net sales revenues for manganese increased to US$ 31 million from US$ 4 million in 4Q15 mainly due to provisional manganese ore price adjustments (US$ 28 million) in 4Q15. Production of manganese ore reached 596,000 t in 1Q16 vs. 651,000 t in 4Q15 and 592,000 t in 1Q15. Net sales revenues for ferroalloys amounted to US$ 17 million, increasing US$ 8 million from the US$ 9 million in 4Q15, due to higher sales volumes. Ferroalloys production increased to 25,000 t in 1Q16 from the 20,000 t recorded in 4Q15. Market outlook - iron ore Iron ore Platts IODEX 62% averaged US$48.30/dmt in 1Q16, decreasing 29% year-on-year but surprisingly increasing 3.5% quarter-on quarter. The higher than expected prices stem from better economic indicators in China, where, year-on-year in March 2016: i) manufacturing PMI surpassed the 50 points threshold; ii) industrial production increased by 5.8%; iii) bank lending rose 13.4% and; iv) retail sales grew 10.5%. Fixed asset investments (FAI) increased 10.7% year-on-year in 1Q16 driven by a rebound in the construction sector. New house starts gained momentum after better than expected property sales in tier 1 and tier 2 cities in the beginning of the year. Steel production boomed to 70.6Mt in March in response to better steel prices, however in 1Q16, production contracted 3.2% year-on-year. Outside China, crude steel production slowed down, decreasing 4.1% year-on-year in 1Q16. Iron ore demand is expected to remain strong in 2Q16 as the Chinese government stimulus continues to take effect. Although iron ore supply is expected to increase in 2016 with higher seasonal rebound in shipments in 2Q16, higher depletion should also play an important role to balance the market. 38

Iron ore and Pellets cash break-even on a landed-in-China basis, calculated by adding sustaining capex per ton of US$ 2.9/t, amounted to US$ 30.9/t in 1Q16 on a dry metric ton (dmt) basis.

Manganese and ferroalloys

Adjusted EBITDA of Manganese ore and ferroalloys was US$ 1 million in 1Q16, US$ 35 million higher than the negative US$ 34 million in 4Q15, mainly due to higher prices (US$ 25 million), higher sales volumes (US$ 3 million) and lower costs (US$ 5 million).

Net sales revenues for manganese increased to US$ 31 million from US$ 4 million in 4Q15 mainly due to provisional manganese ore price adjustments (US$ 28 million) in 4Q15. Production of manganese ore reached 596,000 t in 1Q16 vs. 651,000 t in 4Q15 and 592,000 t in 1Q15.

Net sales revenues for ferroalloys amounted to US$ 17 million, increasing US$ 8 million from the US$ 9 million in 4Q15, due to higher sales volumes. Ferroalloys production increased to 25,000 t in 1Q16 from the 20,000 t recorded in 4Q15.

Market outlook - iron ore

Iron ore Platts IODEX 62% averaged US$48.30/dmt in 1Q16, decreasing 29% year-on-year but surprisingly increasing 3.5% quarter-on quarter. The higher than expected prices stem from better economic indicators in China, where, year-on-year in March 2016: i) manufacturing PMI surpassed the 50 points threshold; ii) industrial production increased by 5.8%; iii) bank lending rose 13.4% and; iv) retail sales grew 10.5%.

Fixed asset investments (FAI) increased 10.7% year-on-year in 1Q16 driven by a rebound in the construction sector. New house starts gained momentum after better than expected property sales in tier 1 and tier 2 cities in the beginning of the year.

Steel production boomed to 70.6Mt in March in response to better steel prices, however in 1Q16, production contracted 3.2% year-on-year. Outside China, crude steel production slowed down, decreasing 4.1% year-on-year in 1Q16.

Iron ore demand is expected to remain strong in 2Q16 as the Chinese government stimulus continues to take effect. Although iron ore supply is expected to increase in 2016 with higher seasonal rebound in shipments in 2Q16, higher depletion should also play an important role to balance the market.

38

VALE

BaseMetals Adjusted EBITDA totaled US$ 329 million in 1Q16, increasing US$ 218 million vs. 4Q15 mainly as a result of lower expenses (US$ 148 million) and lower costs (US$ 57 million). SALES REVENUES AND VOLUMES Nickel sales revenues totaled US$ 650 million in 1Q16, decreasing US$ 132 million vs. 4Q15 as a result of the negative impact of lower sales volumes (US$ 89 million) and lower nickel realized prices in 1Q16 (US$ 43 million). Sales volumes were 74kt in 1Q16, 10kt lower than in 4Q15. Copper sales revenues totaled US$ 435 million in 1Q16, increasing US$ 22 million vs. 4Q15 as a result of higher copper realized prices in 1Q16 (US$ 46 million) and partially offset by the negative impact of lower sales volumes (US$ 24 million). Sales volumes were 101kt in 1Q16, 7kt lower than in 4Q15. PGMs (platinum group metals) sales revenues totaled US$ 96 million in 1Q16, in line with 4Q15. Sales volumes were 153,000 oz in 1Q16 vs. 140,000 oz in 4Q15. PGMs sales volumes increased due to higher smelter rates in Sudbury and higher production of PGM-rich material in matte processing. Gold sales revenues totaled US$ 130 million in 1Q16, increasing US$ 8 million vs. 4Q15 as a result of higher gold realized prices (US$ 8 million). Sales volumes were 115,000 oz in 1Q16, 1,000 oz higher than in 4Q15. Net operating revenue by product US$ million 1Q16 4Q15 1Q15 Nickel 650 782 971 PGMs 96 96 125 Silver 9 8 8 NICKEL REALIZED PRICES Nickel realized price was US$ 8,787/t, US$ 288/t higher than the average nickel LME price of US$ 8,499/t in 1Q16. Vale’s nickel products are divided in two categories, refined nickel (pellets, powder, cathode, FeNi, Utility Nickel™ and Tonimet™) and intermediates (concentrates, matte, NiO and NHC). Refined nickel products have greater nickel content, typically commanding a premium over the average LME nickel price, whereas nickel intermediates are less pure as they are only 40 Others333729 Total1,3531,4581,710 Gold130122113 Copper435413464

partially processed. Due to this difference, intermediate products are sold at a discount. The amount of the discount will vary depending on the amount of processing still required, product forms and level of impurities. The sales product mix is an important driver of nickel price realization. Refined nickel sales accounted for 90% of total nickel sales in 1Q16 vs. 88% in 4Q15. Sales of intermediate products accounted for the balance. The realized nickel price differed from the average LME price in 1Q16 due to the following impacts: • Premium for refined finished nickel products averaging US$ 631/t, with an impact on the aggregate realized nickel price of US$ 571/t; • Discount for intermediate nickel products averaging US$ 2,880/t, with an impact on the aggregate realized nickel price of -US$ 283/t. Price realization – nickel COPPER REALIZED PRICES Copper realized price was US$ 4,323/t, US$ 349/t lower than the average copper LME price of US$ 4,672/t in 1Q16. Vale’s copper products are mostly intermediate forms of copper, predominately in the form of concentrate which is sold at a discount to the LME. These products are sold on provisional pricing during the quarter with final prices determined at a future period, generally one to four months forward29. 29 At March 31, 2016, Vale had provisionally priced copper sales totaling 103,654 tons valued at a LME forward price of US$ 4,852/t, subject to final pricing over the next several months. 41

The realized copper price differed from the average LME price in 1Q16 due to the following impacts: Current period price adjustments: mark-to-market of invoices still open in the quarter based on the copper price forward curve30 at the end of the quarter (US$ 171/t). • Prior period price adjustment: variance between the price used in final invoices (and on the mark-to-market of invoices from previous quarters still open at the end of the quarter) and the provisional prices used for sales in previous quarters (-US$ 29/t). • • TC/RCs, penalties, premiums and discounts for intermediate products (-US$ 490/t). Excluding the effects of prior period price adjustments and the discounts intermediate products, the copper gross realized price was US$ 4,842/t in 1Q16. for copper Price realization – copper The total positive impact of the provisional pricing system (mark-to-market of open invoices and differences between provisional and final prices) on sales revenues was US$ 14 million as the net result of: (i) current period price adjustment for the mark-to-market of invoices still open in the quarter based on the copper price forward curve (US$ 171/t on 101kt31 of copper sales volumes, resulting in US$ 17 million); and (ii) prior period price adjustment based on the variance between the price used in final invoices (and on the mark-to-market of invoices from previous quarters still open at the end of the quarter) and provisional prices used in previous quarters (-US$ 29/t on 101kt of copper sales volumes, resulting in -US$ 3 million). 30 Includes a small amount of final invoices that were provisionally priced and settled within the quarter. 31 Copper deliveries include 44,000 t in North Atlantic nickel operations and 57,000 t in South Atlantic copper operations. 42

Copper realized prices increased 13% in 1Q16 vs. 4Q15, despite the reduction of 4% in LME copper prices in the same period, mainly due to the positive impact of the provisional pricing system on sales revenues whose impact was US$ 14 million in 1Q16 (US$ 171/t and -US$ 29/t on 101kt of copper sales volume) vs. a negative US$ 60 million in 4Q15 (-US$ 317/t and -US$ 239/t on 108kt of copper sales volumes). Average sale price US$/ metric ton 1Q16 4Q15 1Q15 Nickel - LME 8,499 9,437 14,338 Nickel 8,787 9,310 14,279 Platinum (US$/oz) 898 818 1,156 Silver (US$/oz) 14.14 10.00 13.75 SALES VOLUME PERFORMANCE Sales volumes of nickel achieved a record for a first quarter of 74kt in 1Q16, being 10kt lower than in 4Q15 and 6kt higher than in 1Q15. Sales performance was in line with higher production due to the good operational performance at Sudbury and the production record at Vale New Caledonia (VNC). There were no meaningful changes in inventories quarter over quarter and year over year. Sales volumes of copper achieved a record for a first quarter of 101kt in 1Q16, being 7kt lower than in 4Q15 and 3kt higher than in 1Q15, mainly due to the ramp-up of Salobo but slightly offset by shipment restrictions from Voisey’s Bay from January to May due to the severe winter weather and lower inventories at the end of 4Q15. Sales volumes of gold achieved a record of 115,000 oz in 1Q16, being 1,000 oz higher than in 4Q15 and 18,000 oz higher than in 1Q15 as a result of the ramp-up of Salobo. Volume sold Nickel operations & by products Copper 44 43 39 Silver ('000 oz) 459 582 452 Cobalt (metric ton) 1,178 1,433 1,009 Copper 57 65 59 Silver ('000 oz) 165 178 158 43 Gold ('000 oz)929974 Copper operations & by products PGMs ('000 oz)153140144 Gold ('000 oz)231523 Nickel748468 ‘000 metric tons1Q164Q151Q15 Cobalt (US$/lb)8.618.559.12 Gold (US$/oz)1,1321,0641,163 Copper4,3233,8244,758 Copper - LME4,6724,8925,827

COSTS AND EXPENSES Costs totaled US$ 956 million in 1Q16 (or US$ 1.346 billion including depreciation). After adjusting for the effects of lower sales volumes (-US$ 104 million) and exchange rate variations (-US$ 14 million), costs decreased by US$ 58 million vs. 4Q15, mainly due to lower costs at Salobo (US$ 15 million), Vale Newfoundland & Labrador (US$ 14 million) and PTVI (US$ 7 million). SG&A and other expenses, excluding depreciation, totalled US$ 21 million in 1Q16, being US$ 74 million lower than in 4Q15, mainly due to the negative one-off effect of the write-off of materials inventories (US$ 31 million) recorded in 4Q15 and the reduction of expenses in Onça Puma (US$ 10 million), Salobo (US$ 4 million) and Sossego (US$ 2 million) recorded in 1Q16. Pre-operating and stoppage expenses, net of depreciation, totaled US$ 32 million, being US$ 57 million lower than in 4Q15, mainly reflecting lower expenses at VNC (US$ 65 million) as a result of the good operational performance. The decrease of pre-operating expenses at VNC enabled a reduction in the unit costs and pre-operating expenses net of by-product credits from the US$ 17,380/t recorded in 4Q15 to the US$ 12,711/t recorded in 1Q16. Base Metals – unit cash cost of sales, net of by-product credits1 PTVI (nickel) 5,806 6,326 7,554 Onça Puma (nickel) 8,064 7,710 9,318 Sossego (copper) 2,692 2,840 2,770 1 North Atlantic figures include Clydach and Acton refining costs while PTVI only includes the standalone operation. 2 As VNC proceeds with its ramp-up, unit cash cost of sales include pre-operating expenses. Unit cash cost in the North Atlantic Operations decreased in 1Q16 due to higher copper realized prices, positive exchange rate impact and higher PGM revenues. PTVI unit cost decreased due to favourable inventory change and lower energy costs. Onça Puma unit cost increased mainly due to lower production volumes despite the positive impact of the exchange rate. Sossego unit cost decreased due to higher by-product credits from gold revenues along with the positive impact of the exchange rate. Salobo unit cost decreased due to favorable copper grades and higher by-product credits. Performance by operation The breakdown of the Base Metals EBITDA components per operation is detailed below. 44 Salobo (copper)9231,5712,016 COPPER VNC2 (nickel)12,71117,38020,530 US$ / t1Q164Q151Q15 NICKEL North Atlantic Operations (nickel)3,2183,5825,467

Base Metals EBITDA overview – 1Q16 Atlantic Site Site Puma Metals Costs (480) (92) (125) (69) (123) (45) (22) (956) R&D (9) (2) (2) (1) - - (1) (15) Ni deliveries (kt) 40 16 9 - - 6 3 74 1 Includes the PTVI and VNC off-takes, intercompany sales and purchase of finished nickel and corporate center allocated for base metals. Base metals – EBITDA by operation North Atlantic operation1 191 187 351 VNC (48) (107) (109) Sossego 34 14 53 Other2 5 (76) 187 1 Includes the operations in Canada and in the United Kingdom. 2 Includes the PTVI and VNC off-takes, intercompany sales and purchase of finished nickel and corporate center allocated for base metals. Base metals – EBITDA per ton by operation North Atlantic operation1 2,274 2,179 4,438 VNC (5,393) (10,692) (15,677) Sossego 1,767 614 2,017 1 Includes the operations in Canada and in the United Kingdom. EBITDA Details of Base Metals’ adjusted EBITDA by operations are as follows: (i) The North Atlantic operations EBITDA was US$ 191 million, increasing US$ 4 million vs. 4Q15 mainly as a result of higher by-products delivery volumes (US$ 15 million), favorable exchange impact (US$ 11 million), being partially offset by higher costs and expenses (US$ 13 million) and lower prices (US$ 9 million). (ii) PTVI’s EBITDA was US$ 9 million, decreasing US$ 19 million vs. 4Q15 mainly as a result of lower prices (US$ 17 million) and lower delivery volumes (US$ 8 million), being partially offset by lower costs and expenses (US$ 6 million). 45 Salobo3,4881,7903,101 Onça Puma1,220(1,405)4,008 PTVI5411,2313,708 US$ million1Q164Q151Q15 Total 329111678 Salobo13175100 Onça Puma7(10)26 PTVI92870 US$ million1Q164Q151Q15 Cu deliveries (kt)44--1937--101 Pre-operating & stoppage(32)------(32) EBITDA1919(48)3413175329 SG&A and others(5)(6)1237(24)(21) US$ millionNorthPTVIVNCSossegoSaloboOnçaOther1Total Base Net Revenues7161097710225145531,353

(iii) VNC's EBITDA was -US$ 48 million, increasing US$ 59 million vs. 4Q15 mainly as a result of lower costs and expenses (US$ 51 million). (iv) Onça Puma’s EBITDA was US$ 7 million, increasing US$ 17 million vs. 4Q15 mainly as a result of lower expenses (US$ 26 million), being partially offset by lower prices (US$ 6 million) and lower volumes (US$ 2 million). (v) Sossego’s EBITDA was US$ 34 million, increasing US$ 20 million vs. 4Q15 mainly as a result of higher prices (US$ 15 million). (vi) Salobo’s EBITDA was US$ 131 million, increasing US$ 56 million vs. 4Q15 mainly as a result of higher prices (US$ 26 million), lower expenses (US$ 20 million) and lower costs (US$ 15 million), being partially offset by lower delivery volumes (US$ 7 million). Market outlook – base metals NICKEL LME cash nickel prices continued to decline in the first quarter of 2016 with continued high levels of inventory. LME prices averaged US$ 8,499/t in the quarter, representing a 10% decline vs. 4Q15 and a 41% decline vs. 1Q15. Total nickel inventories in major exchanges increased from 493kt at the end of 4Q15 to 505kt at the end of 1Q16, as SHFE inventories rose by over 25kt. Ore shipments from the Philippines into China declined almost 0.8Mt (21%) in the first quarter of 2016 vs. the same period in 2015 with a corresponding decline in NPI production of 19%. Net imports of finished nickel into China remained high with almost 55kt of net imports in 1Q16 vs. 48.7kt in the same period in 2015. Net Chinese ferronickel imports were up 10% year-over-year during the quarter. Over half of nickel operations have been cash flow negative since mid-2015 due to sustained low nickel prices. Global supply is expected to decline in 2016 as NPI production continues to fall and as more of non-China production decreases due to sustained financial losses. While demand, particularly in China, is anticipated to remain relatively flat, anticipated price-driven supply cuts should positively impact the nickel price as the market moves toward a deficit over the course of the year. COPPER LME cash copper prices also declined in 1Q16 averaging US$ 4,672/t. Prices declined 4% vs. 4Q15 and 20% vs. 1Q15. Inventories decreased significantly on the LME exchange (188kt) while the Shanghai exchange gained 125kt at the end of 1Q16 vs. the end of 4Q15 as 46 traders took advantage of the price arbitrage. Comex inventories remained stable, gaining 3% over the same period. The net change in all three exchange inventories was a decrease of 17kt. Copper concentrate imports into China remained strong going into 2016 with a 33% increase in 1Q16 vs. 1Q15. Refined imports were also up, increasing 36% as the price arbitrage remained favorable for imports. The copper market is expected to remain in surplus in 2016 with no significant production cuts announced during 1Q16 and South American supply steadly increasing with the ramp-up of new projects. Base Metals COGS – 4Q15 x 1Q16 Rate 4Q15 x Outsourced services and Materials 220 (11) (3) (2) (16) 204 Product acquisition 91 - - (41) (41) 50 Maritime freight 23 (13) - (2) (14) 9 1,131 (104) (14) (58) (175) 956 amortization Depreciation 420 (8) (11) (11) (30) 390 Selected financial indicators – Base Metals Net Revenues 1,353 1,458 1,710 Expenses¹ (21) (95) 173 R&D expenses (15) (32) (28) Depreciation and amortization (407) (484) (470) Adjusted EBIT margin (%) (5.8) (25.6) 12.2 ¹ Net of depreciation and amortization 47 Adjusted EBIT(78)(373)208 Adjusted EBITDA329111678 Pre-operating and stoppage expenses¹(32)(89)(106) Costs¹(956)(1,131)(1,071) US$ million1Q164Q151Q15 Total1,551(112)(25)(69)(205)1,346 Other operational152(16)(2)(2)(20)132 Total costs before depreciation and Maintenance263(26)(4)(4)(34)229 Energy (Electricity, diesel & gas)154(15)(2)(3)(20)134 Variance drivers Total US$ million4Q15VolumeExchangeOthersVariation1Q16 1Q16 Personnel228(23)(3)(4)(30)198

Coal Adjusted EBITDA for the Coal business segment was negative US$ 93 million in 1Q16, compared to negative US$ 149 million in 4Q15. The EBITDA increase of US$ 56 million was mainly driven by lower costs32 in Australia (US$ 108 million) and in Mozambique (US$ 45 million), being partially offset by higher sales volumes of thermal coal stockpiled in previous quarters at higher historical costs (-US$ 59 million33). Despite the negative EBITDA impact, sales of thermal coal inventories generated positive cash flows. Net sales revenues of metallurgical coal increased to US$ 104 million in 1Q16, compared to US$ 98 million in 4Q15. The increase of US$ 6 million was driven by higher prices (US$ 1 million) and higher sales volumes (US$ 5 million). Net sales revenues of thermal coal increased to US$ 50 million in 1Q16 from US$ 10 million in 4Q15 as a result of higher sales volumes (US$ 47 million), being partly offset by lower prices (US$ 7 million). Sales volumes of metallurgical coal reached 1.367 Mt in 1Q16, increasing 38 kt vs. 4Q15, mainly due to a record production in Carborough Downs after longwall move in 4Q15. Sales volumes of thermal coal reached 1.299 Mt in 1Q16, 1.073 Mt higher than in 4Q15 as a result of higher sales of thermal coal stockpiled in previous quarters with the ramp-up of the Nacala Logistics Corridor. Coal costs totaled US$ 293 million (or US$ 325 million with depreciation charges) in 1Q16, increasing US$ 33 million in comparison with the US$ 260 million recorded in 4Q15. After adjusting for the effects of higher volumes (US$ 186 million), costs decreased by US$ 153 million, mainly due to: (i) the higher fixed-costs dilution with the increase in production, after the Carborough Downs longwall move in 4Q15, (US$ 52 million); (ii) the negative one-off effect of the write-down of mine development expenses in Carborough Downs recorded in 4Q15 (US$ 42 million); and (iii) the ramp-up of the Nacala Logistic Corridor (US$ 38 million). Coal expenses, excluding depreciation charges, improved by US$ 71 million from US$ 25 million in 4Q15 to a positive US$ 46 million in 1Q16. The improvement was mainly due to the reversal of the write-down of thermal coal inventories, previously recorded as “other expenses”, with their sale in 1Q16 (US$ 59 million) and the decrease in pre-operating expenses (US$ 11 million) as there were no pre-operating expenses recorded for the Nacala Logistic Corridor project in 1Q16. Quarterly performance by operation Highlights by operation are: 32 After adjusting for volumes and exchange rate (AUS/USD). 33 Includes the effect of the reversal of thermal coal inventory adjustment recorded in Other Expenses. 48

Australia Adjusted EBITDA for the Australian operations34 was positive US$ 19 million in 1Q16, compared to the negative US$ 33 million in 4Q15. The increase of US$ 52 million vs. 4Q15 was mainly a result of lower costs35 and higher sales volumes. • Costs, net of depreciation, for Carborough Downs totaled US$ 33 million in 1Q16, decreasing by US$ 51 million vs. 4Q15. After adjusting for the effects of higher volumes and exchange rate variation (-US$ 58 million), costs decreased by US$ 108 million, mainly as a result of the higher fixed-costs dilution with the increase in production in 1Q16 after the longwall move in 4Q15 (US$ 52 million), and the negative one-off effect of the write-down of mine development expenses recorded in 4Q15 (US$ 42 million). • Mozambique • Adjusted EBITDA for the operations in Mozambique was negative US$ 112 million in 1Q16 compared to the negative US$ 144 million in 4Q15. The increase of US$ 32 million vs. 4Q15 was mainly driven by a decrease in costs after adjusting for the effects of higher volumes. • Mozambique costs net of depreciation amounted to US$ 260 million in 1Q16, increasing by US$ 84 million vs. 4Q15. After adjusting for the effects of higher volumes (-US$ 129 million), costs decreased by US$ 45 million mainly as a result of the ramp-up of the Nacala Logistic Corridor. Market outlook - metallurgical coal Prices for the low volatility premium hard coking coal (benchmark FOB Australia) increased 3.7% from US$ 81/t in 4Q15 to US$ 84/t in 1Q16, rising for the first time since January 2014. PCI prices also increased 5.8% from US$ 69/t to US$ 73/t. The recent increase in coking coal prices was supported by an improvement in sentiment, especially in China, and by short term supply constraints. The tightness in supply was driven by maintenance stoppages and bad weather conditions in Queensland, together with a decline in exports from the US. Better demand from Asian markets, especially India, more than offset the contraction in Chinese imports. PCI prices increased driven by stronger demand from China as steel makers favored lower cost raw materials to preserve margins. 34 Includes Carborough Downs operations; Broadlea and Eagle Downs, currently in care and maintenance. 35 After adjusting for the effects of higher sales volumes and of the exchange rate variation. 49

Despite the recent price improvement, producers remain challenged by low margins, as exemplified by several restructuring announcements. The US has cut 17.4 Mt of production, or about 42% of its 2015 coking coal exports, since 2014. Nonetheless, at current prices even the lowest-cost mines are unprofitable and more supply cuts are necessary to rebalance the market. Net operating revenue by product Metallurgical coal 104 98 129 Average sale price Metallurgical coal 75.93 73.75 98.17 Volume sold Metallurgical coal 1,367 1,329 1,314 Selected financial indicators – Coal Net Revenues 154 108 145 Expenses¹ 49 (9) (70) R&D expenses (2) (4) (5) Adjusted EBITDA (93) (149) (128) Adjusted EBIT (116) (218) (151) ¹ Net of depreciation and amortization 50 Adjusted EBIT margin (%)(75)(202)(104) Depreciation and amortization(23)(41)(23) Dividends received-28-Pre-operating and stoppage expenses¹(1)(12)(12) Costs¹(293)(260)(186) US$ million1Q164Q151Q15 Thermal coal1,299226257 Total2,6661,5551,571 ‘000 metric tons1Q164Q151Q15 Thermal coal38.5744.1962.26 US$/ metric ton1Q164Q151Q15 Thermal coal501016 Total154108145 US$ million1Q164Q151Q15

Fertilizer nutrients Adjusted EBITDA for the Fertilizer business segment decreased to US$ 70 million in 1Q16 from US$ 117 million in 4Q15. The decrease of US$ 47 million from 4Q15 was mainly driven by lower prices (US$ 48 million) and lower volumes (US$ 18 million), being partly offset by lower expenses (US$ 25 million). Potash net sales revenues totaled US$ 23 million in 1Q16, decreasing by US$ 7 million in 1Q16 vs. 4Q15. Sales volumes decreased from 114 kt in 4Q15 to 104 kt in 1Q16, due to the typical yearly market seasonality. Realized prices decreased from US$ 264/t in 4Q15 to US$ 223/t in 1Q16, alongside the reduction in international potash prices. The quarterly international price average of Potash granular CFR Brazil declined 19%, decreasing from US$ 289/t in 4Q15 to US$ 235/t in 1Q16. Phosphate products net sales revenues totaled US$ 290 million in 1Q16, US$ 81 million lower than in 4Q15 as a result of lower sales volumes (US$ 42 million) and lower prices (US$ 39 million). Sales volumes decreased due to usual market seasonality throughout the year and prices decreased alongside the reduction in international prices for phosphate products. The quarterly international price average of MAP36 and TSP37 declined 15% and 14%, respectively, in 1Q16 vs. 4Q15. Nitrogen fertilizers net sales revenues totaled US$ 58 million in 1Q16 vs. US$ 66 million in 4Q15, as a result of lower prices (US$ 5 million) and lower sales volumes (US$ 2 million). Fertilizer costs, net of depreciation, totaled US$ 294 million in 1Q16 (or US$ 360 million with depreciation charges), decreasing US$ 25 million vs. 4Q15. After excluding the effects of lower volumes (-US$ 30 million) and exchange rate variations (-US$ 3 million), costs remained practically in line with 4Q15. SG&A and Other expenses, net of depreciation, totaled US$ 11 million in 1Q16, decreasing US$ 3 million vs. 4Q15. R&D expenses totaled US$ 5 million in 1Q16, decreasing US$ 17 million vs. 4Q15, mainly as a result of the interruption of the Kronau project. Pre-operating and stoppage expenses totaled US$ 4 million in 1Q16, decreasing US$ 5 million vs. 4Q15. Market outlook – fertilizer nutrients The volatility in agricultural commodities prices and the sustained weak currencies in countries with high fertilizer consumption contributed to cap prices for fertilizer products in 1Q16. 36 MAP CFR Brazil decreased from US$ 419/t in 4Q15 to US$ 356/t in 1Q16. 37 TSP CFR Brazil decreased from US$366/t in 4Q15 to US$ 313/t in 1Q16. 51

The global phosphate market was weak in 1Q16 due to a lack of demand from: (i) India, as farmers wait for the official announcement of new subsidies for fertilizers products; (ii) Brazil, as the subdued macroeconomic conditions limit purchases; (iii) China, as oversupply persists. The potash market continued to face unfavorable market conditions. Further production and exports cuts were announced by major players in the attempt to rebalance supply and demand. The nitrogen market remained weak, with oversupply of ammonia constraining prices at low levels. Perspectives remain positive in the short term due to more favorable crop prices and flat raw material costs. In Brazil, fertilizer spot prices showed initial signs of stability and demand is expected to increase by the end of 2Q16. Fertilizers COGS – 4Q15 x 1Q16 Rate 4Q15 x 1Q16 Personnel 50 (1) (1) (1) (3) 47 and Materials Energy (Electricity, diesel & gas) 37 (2) (1) 2 (1) 36 Other operational 31 (9) - 6 (3) 28 Depreciation 67 (1) (1) 1 (1) 66 Net operating revenue by product US$ million 1Q16 4Q15 1Q15 Potash 23 30 30 Nitrogen 58 66 79 Average sale price Potash 223.36 264.47 329.87 MAP 391.88 486.00 509.76 SSP 170.82 205.13 191.31 Phosphate rock 83.06 81.73 90.20 52 Nitrogen400.02426.08519.02 DCP465.54458.46509.15 TSP305.48375.17391.70 Phosphates US$/ metric ton1Q164Q151Q15 Others131412 Total384481478 Phosphates290371357 Total386(31)(4)9(26)360 Total costs before depreciation and319(30)(3)8(25)294 amortization Maintenance18(2)-(1)(3)15 Outsourced services183(16)(1)2(15)168 Variance drivers US$ million4Q15VolumeExchangeOthersTotal Variation1Q16

Volume sold Potash 104 114 91 MAP 259 266 259 SSP 262 317 267 Phosphate rock 690 811 732 Nitrogen 146 154 152 Selected financial indicators – Fertilizers Net Revenues 384 481 478 Expenses¹ (11) (14) (20) R&D expenses (5) (22) (17) Depreciation and amortization (67) (67) (67) Adjusted EBIT margin (%) 0.8 10.4 4.8 ¹ Net of depreciation and amortization 53 Adjusted EBIT35023 Adjusted EBITDA7011790 Pre-operating and stoppage expenses¹(4)(9)(14) Costs¹(294)(319)(337) US$ million1Q164Q151Q15 Others phosphates466883 DCP109119124 TSP9211384 Phosphates ‘000 metric tons1Q164Q151Q15

FINANCIALINDICATORSOFNON-CONSOLIDATEDCOMPANIES For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com / Investors / Information for the market / Financial statements. CONFERENCE CALL AND WEBCAST Vale will host two conference calls and webcasts on Thursday, April 28th. The first, in Portuguese (without translation), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time, 11:00 a.m. US Eastern Daylight Time, 4:00 p.m. British Standard Time, and 11:00 p.m. Hong Kong time. Dial in to conference calls/webcasts: In Portuguese: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the US: (1 888) 700-0802 Participants from other countries: (1 786) 924-6977 Access code: VALE In English: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the U.S.: (1 866) 262-4553 Participants from other countries: (1 412) 317-6029 Access code: VALE Instructions for participation will be available on the website: www.vale.com/Investors. A recording will be available on Vale’s website for 90 days as of April 28th, 2016. This press release may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 54

ANNEX1 – SIMPLIFIED FINANCIAL STATEMENTS Income statement Net operating revenue 5,719 5,899 6,240 Selling, general and administrative expenses (119) (167) (195) Pre-operating and stoppage expenses (102) (238) (264) Gain (loss) from sale of assets - (29) 193 Financial expenses (630) (326) (219) Monetary and exchange variation 1,555 173 (3,019) Results on sale or write-off of investments from associates and joint ventures - - 18 - (446) - ventures Deferred tax (610) 74 930 Loss attributable to noncontrolling interest (4) 274 52 stockholders) US$) Diluted earnings (loss) per share (attributable to the Company's stockholders - US$) 0.34 (1.66) (0.61) Equity income (loss) by business segment Ferrous minerals 39 25.0 44 (118.9) (142) 52.4 Fertilizers 1 0.6 2 (5.4) 2 (0.7) Steel 111 71.2 (21) 56.8 (125) 46.1 55 Others1710.934(91.9)(1)0.4 Total156100.0(37)100.0(271)100.0 Base metals(2)(1.3)(99)267.6(5)1.8 Coal(10)(6.4)3(8.1)--US$ million1Q16%4Q15%1Q15% Net earnings (attributable to the Company's1,776(8,569)(3,118) Earnings (loss) per share (attributable to the Company's stockholders -0.34(1.66)(0.61) Net Earnings (loss) from continuing operations1,780(8,843)(3,170) Impairment on investments from association and joint Income (loss) before taxes2,735(8,765)(4,030) Current tax(345)(152)(70) Equity income156(37)(271) Gains (losses) on derivatives, net440426(1,340) Impairment of non-current assets-(8,926)-Operating profit1,154(8,635)733 Financial revenues608068 Other operational expenses(35)6446 Research and development expenses(60)(119)(119) Cost of goods sold(4,249)(5,119)(5,168) Gross profit1,4707801,072 Gross margin (%)25.713.217.2 US$ million1Q164Q151Q15 Gross operating revenues5,7995,9866,358

Balance sheet Cash and cash equivalents 3,782 3,591 3,684 Derivative financial instruments 141 121 189 Related parties 100 70 522 Prepaid income taxes 625 900 1,284 Others 582 311 740 Loans and financing agreements receivable 194 188 217 Recoverable income taxes 517 471 455 Recoverable taxes 544 501 434 Others 623 613 662 Payroll and related charges 413 375 526 Loans and financing 3,255 2,506 3,195 Income taxes settlement program 389 345 388 Provision for income taxes 167 241 (171) Asset retirement obligations 88 89 124 Liabilities directly associated with non-current assets held for sale and discontinued operations 94 107 144 Loans and financing 28,215 26,347 25,292 Employee postretirement obligations 1,957 1,750 2,121 Income taxes settlement program 4,502 4,085 4,876 Asset retirement obligations 2,622 2,385 2,888 Redeemable noncontrolling interest - - 196 Others 1,572 1,451 1,056 Stockholders' equity 38,772 35,704 48,317 56 Total liabilities and stockholders' equity95,27288,492104,550 Total liabilities56,50052,78856,233 Gold stream transaction1,7151,7491,841 Participative stockholders' debentures5023421,165 Deferred income taxes1,8171,6703,099 Provisions for litigation8518221,087 Related parties12321390 Non-current liabilities45,10142,24346,207 Derivative financial instruments1,2251,4292,496 Others1,191648(339) Employee postretirement obligations716868 Taxes payable and royalties223250471 Related parties732475267 Derivative financial instruments1,6292,076904 Fixed assets67,34062,36679,546 Total assets95,27288,492104,550 Liabilities Current liabilities11,39910,54510,026 Suppliers and contractors3,1473,3653,429 Derivative financial instruments1709334 Deferred income taxes7,6757,9044,374 Judicial deposits9848821,102 Non-current assets held for sale and discontinued operation4,0914,0443,380 Non-current assets10,70710,6537,301 Related parties-123 Recoverable taxes1,5231,4041,548 Inventories3,8013,5284,064 Accounts receivable2,5531,4762,291 Financial investments27281 US$ million3/31/201612/31/20153/31/2015 Assets Current assets17,22515,47317,703

Cash flow US$ million 1Q16 4Q15 1Q15 Cash flows from operating activities: Adjustments to reconcile Equity Income (156) 37 271 Items of the financial result (1,425) (353) 4,510 Accounts receivable (1,016) 985 817 Suppliers and contractors (383) 491 (387) Tax assets and liabilities, net (47) 91 173 Others 191 (505) (68) Interest on loans and financing (460) (305) (471) Remuneration paid to debentures - (26) (39) Income taxes - settlement program (88) (86) (106) Cash flows from investing activities: Acquisition of subsidiary 5 - (90) Proceeds from disposal of assets and investments 12 423 107 Proceeds from goldstream transaction - - 368 Net cash used in investing activities (1,390) (1,728) (1,684) Loans and financing Repayments (1,158) (1,012) (301) Dividends and interest on capital attributed to shareholders - (500) - Other transactions with noncontrolling interest (17) - - Increase (decrease) in cash and cash equivalents 123 (863) (115) Effect of exchange rate changes on cash and cash equivalents 68 57 (175) Additions to property, plant and equipment - interest capitalization 177 193 196 57 Non-cash transactions: Cash and cash equivalents, end of period3,7823,5913,684 Cash and cash equivalents in the beginning of the period3,5914,3973,974 Net cash provided by (used in) financing activities2,021(470)1,038 Dividends and interest on capital attributed to noncontrolling interest(4)(3)(3) Payments to shareholders: Additions3,2001,0451,342 Cash flows from financing activities: Others48(36)114 Dividends and interest on capital received from joint ventures and associates18727 Additions to property, plant and equipment(1,366)(2,190)(2,200) Additions to investments(90)(12)(10) Net cash provided by operating activities(508)1,335531 Income taxes(146)(162)(244) Derivatives received (paid), net(510)(275)(658) Net cash provided by operations6962,1892,049 Goldstream transaction--532 Payroll and related charges-(79)(567) Inventories(62)(73)189 Variation of assets and liabilities Other items from non-current assets99,376(426) Depreciation, depletion and amortization8509841,035 Net income (loss) before taxes on income2,735(8,765)(4,030)

Cash flow

US$ million	1Q16	4Q15	1Q15
Cash flows from operating activities:			
Net income (loss) before taxes on income	2,735	(8,765)	(4,030)
Adjustments to reconcile			
Depreciation, depletion and amortization	850	984	1,035
Equity Income	(156)	37	271
Other items from non-current assets	9	9,376	(426)
Items of the financial result	(1,425)	(353)	4,510
Variation of assets and liabilities			
Accounts receivable	(1,016)	985	817
Inventories	(62)	(73)	189
Suppliers and contractors	(383)	491	(387)
Payroll and related charges	-	(79)	(567)
Tax assets and liabilities, net	(47)	91	173
Goldstream transaction	-	-	532
Others	191	(505)	(68)
Net cash provided by operations	**696**	**2,189**	**2,049**
Interest on loans and financing	(460)	(305)	(471)
Derivatives received (paid), net	(510)	(275)	(658)
Remuneration paid to debentures	-	(26)	(39)
Income taxes	(146)	(162)	(244)
Income taxes - settlement program	(88)	(86)	(106)
Net cash provided by operating activities	**(508)**	**1,335**	**531**
Cash flows from investing activities:			
Additions to investments	(90)	(12)	(10)
Acquisition of subsidiary	5	-	(90)
Additions to property, plant and equipment	(1,366)	(2,190)	(2,200)
Proceeds from disposal of assets and investments	12	423	107
Dividends and interest on capital received from joint ventures and associates	1	87	27
Proceeds from goldstream transaction	-	-	368
Others	48	(36)	114
Net cash used in investing activities	**(1,390)**	**(1,728)**	**(1,684)**
Cash flows from financing activities:			
Loans and financing			
Additions	3,200	1,045	1,342
Repayments	(1,158)	(1,012)	(301)
Payments to shareholders:			
Dividends and interest on capital attributed to shareholders	-	(500)	-
Dividends and interest on capital attributed to noncontrolling interest	(4)	(3)	(3)
Other transactions with noncontrolling interest	(17)	-	-
Net cash provided by (used in) financing activities	**2,021**	**(470)**	**1,038**
Increase (decrease) in cash and cash equivalents	123	(863)	(115)
Cash and cash equivalents in the beginning of the period	3,591	4,397	3,974
Effect of exchange rate changes on cash and cash equivalents	68	57	(175)
Cash and cash equivalents, end of period	**3,782**	**3,591**	**3,684**
Non-cash transactions:			
Additions to property, plant and equipment - interest capitalization	177	193	196

57

VALE

Annex3 – reconciliationofIFRS and“NON-GAAP” (a) Adjusted EBIT¹ information Net operating revenues 5,719 5,899 6,240 SG&A (119) (167) (195) Pre-operating and stoppage expenses (102) (238) (264) ¹ Excluding non-recurring effects. (b) Adjusted EBITDA EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position: Reconciliation between adjusted EBITDA and operational cash flow US$ million 1Q16 4Q15 1Q15 Adjusted EBITDA 2,005 1,391 1,602 Accounts receivable (532) 985 817 Suppliers (383) 491 (387) Gold stream transaction - - 532 Adjustment for non-recurring items and other effects 12 (112) (242) Income taxes paid - current (146) (162) (244) Interest paid for third parties (460) (305) (471) Derivatives received (paid), net (510) (275) (657) (c) Net debt Reconciliation between total debt and net debt US$ million 1Q16 4Q15 1Q15 Total debt 31,470 28,853 28,487 Net debt 27,661 25,234 24,802 ¹ Including financial investments (d) Total debt / LTM Adjusted EBITDA Total debt / LTM Adjusted EBITDA (x) 4.2 4.1 2.6 (e) LTM Adjusted EBITDA / LTM interest payments US$ million 1Q16 4Q15 1Q15 LTM adjusted EBITDA / LTM interest payments (x) 9.8 9.1 6.9 59 LTM operational profit / LTM interest payments (x)(7.7)(8.1)3.2 Total debt / LTM operational cash flow (x)10.96.84.8 US$ million1Q164Q151Q15 Cash and cash equivalents¹3,8093,6193,685 Net cash provided by (used in) operating activities(508)1,335531 Participative stockholders' debentures paid-(26)(39) Income taxes paid - settlement program(88)(86)(106) Cash provided from operations6962,1892,048 Others(344)(414)104 Payroll and related charges-(79)(567) Inventories(62)(73)189 Working capital: Other operational expenses(35)6446 Adjusted EBIT1,154320540 Research and development(60)(119)(119) COGS(4,249)(5,119)(5,168) US$ million1Q164Q151Q15

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 28, 2016		Director of Investor Relations

60